May 7, 2012

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms.	Linda Cvrkel
Ms. Claire Erlanger
Ms. Jean Yu

Re:	Live Nation Entertainment, Inc.

Form 10-K for the year ended December 31, 2011

Filed February 24, 2012

File No. 001-32601

Ms. Cvrkel, Ms. Erlanger and Ms. Yu:

Set forth below is the response of Live Nation Entertainment, Inc. (“Live Nation” or the “Company”) to the comment of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated April 24, 2012 with respect to the Company’s Form 10-K for the year ended December 31, 2011 (the “2011 Form 10-K”). For your convenience, the comment provided by the Staff has been included herein together with Live Nation’s response.

In Live Nation’s response, the Company has agreed to change or supplement the disclosures in its future filings. The Company is doing that in the spirit of cooperation with the Staff, and not because the Company believes that its prior filings are materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

The Company acknowledges the following:

•	Live Nation is responsible for the adequacy and accuracy of the disclosure in the 2011 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2011 Form 10-K; and

•	Live Nation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this letter is helpful and responsive to your requests. If you have any questions or comments to these responses, please do not hesitate to contact me directly at (713) 693-2626.

Very truly yours, /s/ Brian J. Capo Brian J. Capo Senior Vice President and Chief Accounting Officer

cc:	Michael Rapino, President and Chief Executive Officer
Kathy Willard, Executive Vice President and Chief Financial Officer
Michael Rowles, Executive Vice President and General Counsel

Form 10-K for the Year Ended December 31, 2011

Management’s Discussion & Analysis

Critical Accounting Policies and Estimates, page 73

Income Taxes, page 76

Comment 1: We note your disclosure that because all earnings from your continuing foreign operations are permanently reinvested and not distributed, your income tax provision does not include additional United States taxes on those foreign operations. Please revise your liquidity section of MD&A to disclose the amount of cash and short term investments held by foreign subsidiaries; a statement that the company would need to accrue and pay taxes if repatriated; and a statement that the company does not intend to repatriate the funds. Also, in light of the significant reconciling item due to the differences of foreign taxes from U.S. statutory taxes in the statutory tax rate reconciliation disclosed in Note 10, please identify for us the countries for which this reconciling item relates. Finally, please revise Note 10 to disclose the cumulative amount of earnings of foreign subsidiaries in which U.S. income taxes have not been provided because they are considered to be permanently reinvested.

Response: The Company will revise the liquidity section of MD&A in its future filings to disclose the amount of cash and short term investments held by foreign subsidiaries as well as to include statements that the Company would need to accrue and pay taxes if repatriated and that the Company does not currently intend to repatriate these funds.

The countries that comprise 95% of the reconciling item labeled “Differences of foreign taxes from U.S. statutory rates” within the rate reconciliation table in Note 10 are Luxembourg, Ireland, the United Kingdom and the Netherlands. A total of 22 other countries make up the remaining 5% of the reconciling item.

The Company is in the process of conducting a comprehensive review of its undistributed earnings from foreign subsidiaries and the determination of the cumulative amount of earnings of foreign subsidiaries for which U.S. income taxes have not been provided is currently not practicable. Pursuant to ASC 740-30-50-2, until it has completed its review, the Company will disclose that the determination of this amount is not practicable in future filings.